Exhibit 6.5

BINDING LETTER OF INTENT (LOI)

Date: March 9, 2026

This Binding Letter of Intent (“LOI”) sets forth the principal terms of an agreement between Elf Labs Inc. (“Elf Labs”) located at 1111 Brickell Avenue, 10th Floor, Miami FL 33131 and WTK Entertainment Limited (“WTK”) located at Flat / RM 108, Mirror Tower NO. 61 Mody Road TST East. The parties intend this LOI to be legally binding with respect to the commitments described herein, while acknowledging that a longer-form definitive agreement will follow.

1. Parties

Elf Labs Inc.: Owner and controller of all right, title, and interest in and to the RoboStars intellectual property, including all derivative rights, sequel rights, remake rights, merchandising rights, audiovisual rights, and all allied and ancillary rights therein.

WTK Entertainment Limited: Distribution and production partner responsible for securing theatrical distribution within China.

The parties agree to collaborate on the development, production, and distribution of a feature film based on the RoboStars property.

2. Film Production

The parties agree to produce an animated feature-length motion picture titled “RoboStars” (the “Film”).

●	Production Budget: USD $3,000,000 total production budget.

●	Animated Feature: Between 80 to 120 minutes high quality CGI animation.

●	Production Company: The film will be produced by Fizzbuzz LLC, a WTK company, unless otherwise agreed to in writing by both parties.

●	Creative Oversight: Elf Labs shall retain final creative approval over the Film, including script, character representation, and final cut.

Ownership / Work Made for Hire: As between the parties, Elf Labs shall exclusively own all right, title, and interest in and to the Film and all elements thereof, including all scripts, artwork, character designs, animation assets, audio, visual, music, dubbing, subtitles, trailers, promotional materials, and all other results and proceeds created in connection with the Film. All such materials shall be deemed specially ordered works made for hire for Elf Labs to the fullest extent permitted by law, and to the extent any such materials do not qualify as works made for hire, WTK and Fizzbuzz hereby irrevocably assign to Elf Labs all right, title, and interest therein.

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3. Distribution Commitment

WTK Entertainment Limited hereby confirms and guarantees that, upon completion and mutual approval of the Film, WTK represents and warrants that it has the ability to, and will proceed to secure wide scale, nationwide theatrical distribution across Chinese movie theaters during the Chinese New Year release window or any other time as mutually agreed upon by both parties in writing. It is estimated that the current landscape of movie theatre screens across throughout China is above 90,000 screens.

This distribution commitment is a material term of this LOI and is the primary commercial basis upon which Elf Labs will finance and produce the Film.

For the avoidance of doubt, WTK shall have no right to withhold, condition, or delay release on the basis of “mutual approval” of the Film. Elf Labs shall have sole final approval over the delivered version of the Film, subject only to mutually agreed changes required by applicable law or regulatory authorities in Mainland China.

WTK represents and warrants that:

(a)	it has full power and authority to enter into this LOI and perform its obligations;

(b)	it has, or will timely obtain, the personnel, expertise, relationships, and legal capacity necessary to secure theatrical distribution of the Film in Mainland China;

(c)	it shall comply with all applicable laws, regulations, anti-bribery requirements, and industry standards in connection with the Film; and

(d)	it shall not make any representation, commitment, or concession to any distributor or governmental authority that binds or adversely affects Elf Labs without Elf Labs’ prior written approval.

4. Recoupment and Profit Sharing

All Gross Receipts actually received from exploitation of the Film in the Territory shall be applied in the following order of priority:

(1)	First, 100% of Gross Receipts shall be paid to Elf Labs until Elf Labs has fully recouped the Approved Budget actually funded by Elf Labs, up to US $3,000,000, plus any other amounts expressly agreed in writing to be recoupable by Elf Labs.

(2)	Thereafter, all remaining Net Receipts shall be allocated: 80% to Elf Labs, 20% to WTK.

For purposes of this LOI and the Definitive Agreement “Gross Receipts” means all monies and other consideration of every kind actually received from exploitation of the Film in the Territory.

“Net Receipts” means Gross Receipts less only those third-party, out-of-pocket, arm’s-length deductions expressly approved in writing by Elf Labs in advance and specifically set forth in the Definitive Agreement.

Notwithstanding anything to the contrary, the following shall not be deductible unless expressly approved in writing by Elf Labs:

(a)	affiliate fees or charges;
(b)	internal overhead;
(c)	unapproved legal fees;
(d)	financing costs or interest;
(e)	cross-collateralized losses;

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(f)	unapproved marketing or distribution costs;
(g)	reserves; or
(h)	taxes except those required by law and supported by official documentation.

WTK shall provide detailed revenue statements and remit all amounts due to Elf Labs within 30 days after the end of each calendar quarter, together with supporting backup documentation reasonably requested by Elf Labs. Elf Labs shall have audit rights with respect to all books and records relating to the Film and its exploitation upon reasonable notice. Any underpayment of more than 5% shall require WTK to reimburse Elf Labs’ audit costs in addition to paying the deficiency and applicable interest.

5. Definitive Agreement

The parties shall negotiate in good faith a Definitive Agreement addressing the material terms of this partnership.

6. Binding Nature

The parties acknowledge and agree that this Letter of Intent is binding with respect to:

●	The production of the RoboStars feature film

●	The $3,000,000 production budget

●	The length of the film

●	The use of Fizzbuzz Limited as production company (unless otherwise agreed)

●	The guaranteed Chinese theatrical distribution commitment

●	The profit sharing structure

The parties further agree to act in good faith to finalize the definitive long-form agreement promptly following execution of this LOI.

7. Signatures

By signing below, the parties acknowledge that they have read, understood, and agreed to the terms outlined in this Binding Letter of Intent.

Elf Labs Inc.

David Phillips
Name:

CEO
Title:

Signature:

3/12/2026
Date:

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WTK Productions

Walter A. McDaniel
Name:

CEO
Title:

Signature:

3/12/2026
Date:

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